WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04035414

July 7, 2004

RECEIVED
SEC MAIL PROCESSING
JUL 08 2004
WASH, DC 207 SECTION

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on July 7, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

dlo 7/12

Enclosures

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

Issued: 7 July 2004

HOLDING IN COMPANY

Marks and Spencer Group plc received notification on 6 July 2004 that on 2 July 2004 UBS Investment Bank had an interest in 72,555,087 ordinary shares in Marks and Spencer Group plc, representing 3.19% of the issued share capital of the Company.

For further information, please contact:

Helen Baker

Tel. 020 7268 2867